Exhibit 4(c)(28)
Binding Fee Letter
Dated: 17 September, 2010
Parties: Elan Corporation plc (Elan); Jack Schuler; and Vaughn Bryson (together with Mr Schuler the “Directors”).
In consideration of the entry into of a Memorandum of Understanding (the “MOU”) of today’s date by the parties, Elan agrees to pay to the Directors within 10 days of the date hereof the aggregate amount of US$300,000 in settlement of all costs, fees and expenses incurred by them prior to the date hereof in respect of any and all matters relating to the Litigation described in the MOU and the SEC investigation of Jack Schuler.
Nothing in this letter or the MOU shall adversely affect the Directors’ respective rights to indemnification by Elan for all such costs, fees and expenses incurred by them after the date hereof. It is agreed that the indemnity in Article 115 of the Company’s Articles of Association shall, and shall be deemed to, apply to Schuler and Bryson, notwithstanding their ceasing to be a director of the Company prior to their exercising their right of indemnity.

/s/ Jack Schuler
Jack Schuler

/s/ Vaughn Bryson
Vaughn Bryson

/s/ Kelly Martin
Elan Corporation, plc